UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

DIEDRICH COFFEE, INC.

(Name of Subject Company (Issuer))

GREEN MOUNTAIN COFFEE ROASTERS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Lawrence J. Blanford

Green Mountain Coffee Roasters, Inc.

33 Coffee Lane

Waterbury, Vermont 05676

(802) 244-5621

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Additional Information and Where to Find It.

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a proposal by Green Mountain Coffee Roasters, Inc. (the “Company”) to acquire all of the outstanding shares of common stock, par value $0.01 per share, of Diedrich Coffee, Inc. (“Diedrich”) pursuant to a tender offer.

The tender offer to purchase shares of Diedrich common stock referenced in this Statement has not yet commenced, and this Statement is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Diedrich common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) and mail to Diedrich stockholders. Security holders of Diedrich are advised to read the Tender Offer Statement when it becomes available, because it will contain important information about the tender offer. Investors and security holders of Diedrich also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by the Company with the SEC (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from the Company by written request to: Green Mountain Coffee Roasters, Inc., Attention: General Counsel, 33 Coffee Lane, Waterbury, Vermont 05676.

Item 12. Exhibits.

No.	Description

99.1	Press Release issued by Green Mountain on November 25, 2009

EXHIBIT INDEX

No.	Description

99.1	Press Release issued by Green Mountain on November 25, 2009